August 31, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Boqii Holding Limited

Form 20-F for the Year Ended March 31, 2023

Filed July 25, 2023

File No. 001-39547

VIA EDGAR

Dear Jimmy McNamara and Andrew Mew:

This letter sets forth the responses of Boqii Holding Limited (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 29, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for the Year Ended March 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 128

1.

We note your statement that you reviewed your register of members and public filings made by your shareholders, including reports of beneficial ownership on Schedule 13G, and where applicable, the amendments thereto, as well as inquiries to the relevant shareholders by your Company, in connection with your required submission under paragraph (a) and your disclosure that you have not relied upon any legal opinions or third-party certifications, such as affidavits, as the basis. Please supplementally describe any additional materials that were reviewed. In your response, please provide a similarly detailed discussion of the additional materials reviewed or relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

In response to the Staff’s comments, the Company respectfully advises the Staff that as disclosed in paragraph (a) of Item 16I in Exhibit 15.4, based on an examination of the Company’s register of members and public filings made by the Company’s shareholders (the “Public Filings”), including reports of beneficial ownership on Schedule 13G, and where applicable, the amendments thereto, as well as inquiries to the relevant shareholders by the Company, the Company believes that it has a reasonable basis to establish that except (i) CMB, a principal shareholder of which an aggregate of more than 35% of its shares is held by several state-owned legal persons in China, and (ii) Raumier Limited, a principal shareholder of which the sole beneficial owner of its shares is Brunei Investment Agency, which is controlled by or affiliated with the government of Brunei, the Company is not owned or controlled by a foreign governmental entity.

As provided in Exhibit 15.4, as of March 31, 2023, Merchant Tycoon Limited, CMB, Apsaras Legend Limited, Raumier Limited and Chong Li’s entities beneficially owned approximately 18.4%, 10.3%, 7.2%, 6.8% and 6.5% of the Company’s total outstanding shares, representing 81.9%, 2.3%, 1.6%, 1.5% and 1.4% of the Company’s aggregate voting power, respectively. Additionally, based on publicly available information and the Company’s further inquiries to certain shareholders,

(i)	none of the co-founders or the former director that in aggregate holds 100% equity interest in Merchant Tycoon Limited is controlled by or affiliated with any governmental entity in mainland China;

(ii)

China Merchants Bank Co., Limited is a company incorporated in Hong Kong and listed on the Hong Kong Stock Exchange. Based on public disclosure of China Merchants Bank Co., Limited, as of December 31, 2022, an aggregate of more than 35% of its shares were held by a group of state-owned legal persons in China;

(iii)	Apsaras Legend Limited is ultimately controlled by an individual named Fengjin Jiang, who is not controlled by or affiliated with any governmental entity in mainland China;

(iv)

The shares in Raumier Limited are owned of record 50% by Premier Circle Limited and 50% by Second Circle Limited; however, Premier Circle Limited and Second Circle Limited are the record owners of such shares in Raumier Limited solely as nominee and in trust for Brunei Investment Agency, which is the sole beneficial owner of such shares. The Brunei Investment Agency is controlled by or affiliated with the government of Brunei; and

(v)	Chong Li holds 100.0% equity interest in each of Chong Li’s entities, who is not controlled by or affiliated with any governmental entity in mainland China.

Based on the above, the Company believes that it is reasonable to rely on register of members, the Public Filings, other available information, and further inquiries with certain shareholders as to their government ownership to establish the Company’s conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4.

Required disclosures under paragraphs (b)(2) and (3) of Item 16I

With respect to the disclosures required under paragraphs (b)(2) and (3) of Item 16I, the Company respectfully advises the Staff that except Yoken Holding Limited, a company incorporated in the Cayman Islands, of which 83.63% of the equity interest is held by the Company, and Xingmu International Limited, a company incorporated in the British Virgin Islands, of which 51% of the equity interest is held by the Company, all the other consolidated subsidiaries of the Company are directly or indirectly wholly owned by the Company (collectively, “Wholly-owned Subsidiaries”). The Company has relied upon the materials set forth in submission under paragraph (a) of Item 16I discussed above, and did not rely upon additional documentation, to reach its conclusion that none of these Wholly-owned Subsidiaries is owned or controlled by any foreign government entities.

With respect to Yoken Holding Limited and Xingmu International Limited, based on an examination of the register of members of these subsidiaries, none of the remaining equity interest in these subsidiaries are owned by a foreign governmental entity. Therefore, the Company does not consider these two subsidiaries to be owned or controlled by foreign governmental entities, or that the foreign governmental entities have a controlling financial interest in these two subsidiaries.

Furthermore, the Company acknowledges that paragraph (b) of Item 16I also requires disclosures for the variable interest entities (the “VIEs”). In this regard, the Company respectfully submits that, as disclosed in the annual report on Form 20-F for the year ended March 31, 2023, certain wholly owned subsidiaries of the Company in mainland China have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable the Company to exert effective control over, and is considered the primary beneficiary of, the VIEs and consolidate their operating results in the Company’s financial statements under U.S. GAAP.

Based on publicly available information and the Company’s inquiries to certain relevant shareholders of the VIEs, to the best knowledge of the Company, the shareholders of the VIEs are individuals not affiliated with any foreign government entities. Therefore, the Company does not consider the VIEs to be owned or controlled by foreign governmental entities, or that the foreign governmental entities have a controlling financial interest in the VIEs.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination.

In response to the Staff’s comment, the Company respectfully advises the Staff that in preparation of its required disclosure under paragraph (b)(4) of Item 16I, the Company has reviewed publicly available information and the Company’s internal records and further conducted inquiries to the members of the board of directors of Boqii Holding Limited and its consolidated operating entities (each a “Director,” collectively “Directors”) to determine whether such Director is an official of the Chinese Communist Party. The Company has taken into consideration the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, to the extent such information is known to the Company, into its determination in connection with its disclosures under paragraph (b)(4) of Item 16I. The Company did not rely upon third-party certifications such as affidavits as the basis for disclosure. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any Director is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such Director being considered an official of the Chinese Communist Party.

Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of the annual report on Form 20-F for the year ended March 31, 2023, none of the members of board of directors of the Company or any of the Company’s consolidated operating entities was an official of the Chinese Communist Party.

*    *    *    *

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to the Company’s annual report on Form 20-F for the year ended March 31, 2023, please contact the undersigned or Li He (+852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name: Yingzhi (Lisa) Tang
Title: Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP